11021275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

3/17

SEC Mail Processing
Section

MAR 02 2011

Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 24674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **W&S Brokerage Services, Inc.**

OFFICIAL USE ONLY
31-08465676
Firm I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (DO NOT USE P.O. Box No.)

400 Broadway – 4th Floor
(No. and Street)

Cincinnati	**OH**	**45202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Terrie A. Wiedenheft (800)-333-5222
(Area Code – Telephone Number)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center 312 Walnut Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Account
- ☐ Public Account
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terrie A. Wiedenheft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

W&S Brokerage Services, Inc., as

of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. VP & Chief Financial Officer

Title

ELIZABETH F. GIBSON
Notary Public, State of Ohio
My Commission Expires Mar. 4, 2012

Elizabeth F. Gibson

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

W&S Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2010

Contents

1102-1233399

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730

Report of Independent Registered Public Accounting Firm

The Board of Directors
W&S Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of W&S Brokerage Services, Inc. (the Company), an indirect wholly-owned subsidiary of The Western and Southern Life Insurance Company, as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of W&S Brokerage Services, Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2011

1102-1233399

W&S Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	759,985
Affiliated accounts receivable		81,174
Unaffiliated accounts receivable		9,811
Federal income tax receivable from affiliate		30,986
Deferred income tax asset from affiliate		91,902
Prepaid expenses		7,693
Total assets	$	981,551
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	124,494
Payable to related parties		30,282
Total liabilities		154,776
Stockholder's equity:		
Common stock, no par value, 500 shares authorized; 150 shares issued and outstanding		10,000
Additional paid-in capital		3,294,296
Accumulated deficit		(2,477,521)
Total stockholder's equity		826,775
Total liabilities and stockholder's equity	$	981,551

See accompanying notes.

1. Organization and Nature of Business

W&S Brokerage Services, Inc. (the Company) is a wholly-owned subsidiary of Western-Southern Life Assurance Company (WSLAC), which is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC). The Company generates substantially all of its revenues through affiliated transactions. The Company is an Ohio corporation and a registered securities broker-dealer under the examining authority of the Financial Industry Regulatory Authority, Inc.

2. Significant Accounting Policies

Cash and Cash Equivalents and Financial Instruments

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase, including investments in money market funds.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or

2. Significant Accounting Policies (continued)

liability (the unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The money market fund investment held by the Company is valued based upon the definition of Level 1 inputs and is valued at $715,206 as of December 31, 2010. There were no significant transfers in and out of Levels 1, 2, or 3 during the year ended December 31, 2010.

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. ASC 740, *Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under ASC 740. The benefit from losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The amount of gross deferred income tax assets recorded at December 31, 2010 is $91,902. The Company had no gross deferred income tax liabilities at December 31, 2010. The deferred income tax assets are primarily attributable to net operating loss carryforwards and certain accruals not currently deductible. Differences between the effective tax rate and the federal income tax rate are due to adjustments for state income taxes and meals and entertainment. The amount of taxes currently receivable from WSLIC as of December 31, 2010 was $30,986.

The Company has reviewed its tax positions taken on federal income tax returns for each of the three open tax years and as of December 31, 2010 has determined that no uncertain tax positions exist.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Investments held in affiliated money market funds totaled $715,206 as of December 31, 2010.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses.

4. Benefit Plans

The eligible full-time employees of the Company are covered under the Western & Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. Employees of the Company can contribute an amount not less than 1% of their periodic compensation up to the maximum annual contribution allowed by current law.

Employee contributions become eligible for Company match beginning the first month following the first twelve month period during which the employee worked a minimum of 1,000 hours. The Company matches one half of eligible contributions up to a maximum match of 2%. Effective January 1, 2011, the Company will match half of eligible contributions up to a maximum match of 4%. In years where WSLIC exceeds its business expectations, the Company's matching contribution could increase to as much as half of eligible contributions up to 6%. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to January 1, 2010, eligible employees of the Company were covered under the Western & Southern Affiliated Companies Retirement Plan (the Retirement Plan), which is a defined contribution plan to provide additional income after retirement. Eligible participants included employees of the Company who were over 21 years of age and had more than 1,000 hours of service during a 12 month period. Under the Retirement Plan, each participant was provided with an allocation of the Company's contribution that is determined by an annual resolution of the Board of Directors. The Retirement Plan was subject to provisions of ERISA. As of January 1, 2010, the Retirement Plan was frozen and no new participants will be added. The vested portion of the Retirement Plan accounts will be available to employees in a lump sum when they leave WSLIC or retire. The Company made no contribution to the Retirement Plan during 2010.

Effective January 1, 2010, eligible employees of the Company are covered under the Western & Southern Pension Plan (the Pension Plan), which is a defined benefit plan that provides a lifetime annuity upon retirement that is based on a percentage of the final average pay and years of

4. Benefit Plans (continued)

service under the Pension Plan. Contributions by the Company to the Pension Plan amounted to $17,901 in expense for the year ended December 31, 2010.

5. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through February 25, 2011, the date the statement of financial condition was issued and available and has determined that there were no subsequent events requiring recognition or disclosure in the statement of financial condition.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $250,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2010, the Company's net capital, as defined, was $607,962 which was $357,962 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was .25 to 1.

The Company maintains a special account for the exclusive benefit of customers. There was no balance in this account at December 31, 2010.

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STATEMENT OF FINANCIAL CONDITION

W&S Brokerage Services, Inc.
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG